P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
Barry_a_Mendelson@vanguard.com
November 19, 2013

Amy Miller, Esq.
	U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Whitehall Funds; File No. 33-64845

Dear Ms. Miller,

This letter responds to your comments provided by telephone on November 13, 2013 on the post-effective amendment of the above-referenced registrant. You commented on Post-Effective
Amendment No. 51 that was filed on September 27, 2013 in order to register shares of Global
Minimum Volatility Fund (the “Fund”), a new series of the Trust.

Comment 1:	Prospectus – Fund Summary – Fees and Expenses (page 1)
Comment:	Please replace the phrase “Management Expenses,” which appears in the Annual
Fund Operating Expenses (“AFOE”) table on page 1 of the Prospectus, with
“Management Fees” to be consistent with the AFOE Instructions of Item 3 of
Form N-1A.

Response:	For most if not all funds other than Vanguard funds, the costs associated with paying a manager are based on contractual fee rates applied to assets under management, and therefore are appropriately categorized as “fees.” By contrast, under Vanguard’s unique at-cost expense arrangement, Vanguard passes its actual out-of-pocket expenses through to the Vanguard funds, and so the amounts reflected on this line item of the AFOE table are more appropriately characterized as “management expenses” rather than “management fees.” Nevertheless in deference to the staff’s desire for uniformity in the presentation of the Fund
Summary portion of the prospectus, we will replace the phrase “Management
Expenses,” which appears in the AFOE table on page 1 of the Prospectus, with
“Management Fees.”

Comment 2:	Prospectus – Fund Summary – Tax Information (page 4)
Comment:	As currently drafted, the prospectus states that “The Fund’s distributions may be taxable as ordinary income or capital gain.” Please clarify that this characterization does not apply to investors holdings shares in tax-deferred accounts.

Response:	We will revise the Tax Information section to read as follows (new material in italics): “The Fund’s distributions may be taxed as ordinary income or capital gains. If you are investing through a tax-deferred retirement account, such as an
IRA, special tax rules apply.” As we mentioned in our phone conversation, different language appears in the Tax Information section of the Fund Summary for the prospectuses that are designed specifically for the participants in employer-sponsored retirement plans.

Comment 3:	Prospectus – More on the Fund – Market Exposure (page 6)
Comment:	A fund that includes “global” in its name should have a policy requiring investment in at least three different countries. Please add disclosure clarifying that the Fund will invest in at least three different countries.

Response:	We have added language to the Primary Investment Strategies disclosure on page
2 stating that the portfolio will include companies “located in many different countries.” We think this complies with the spirit of your comment because the term “many” cannot reasonably be read to mean less than three. We believe such disclosure is preferable to the phrasing you suggest because "at least three different countries” does not sufficiently convey the degree of country diversification that the Fund will provide.

Comment 4:	Prospectus – More on the Fund–Other Investment Policies and Risks (page 11)
Comment:	The Prospectus states that the Fund may invest a small portion of its assets in shares of exchange-traded funds (“ETFs”). If the aggregate expenses attributable to the cost of investing in ETFs exceed 0.01% of the average net assets of the
Fund, a separate line item, Acquired Fund Fees and Expenses (“AFFE”), is required to be added to the fee table. Please confirm that aggregate expenses attributable to the cost of investing in ETFs will not exceed 0.01% of the average net assets of the Fund.

Response:	Aggregate expenses attributable to investing in ETFs are not expected to exceed
0.01% of the average net assets of the Fund. Accordingly, a separate line item representing AFFE is not required to be included in the Fund’s fee table. In the future, if aggregate expenses attributable to investing in ETFs exceed 0.01% of the Fund’s average nets assets, a separate line item for AFFE will be added to the fee table.

Comment 5:	Tandy Requirements
As required by the SEC, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above response. Thank you.
Sincerely,

Barry A. Mendelson
Principal and Senior Counsel